

November 19, 2010

OnCure Holdings, Inc.
18100 Von Karman Ave
Suite 450
Irvine, CA 92612

Re: OnCure Holdings, Inc.
Registration Statement on Form S-4
Filed October 22, 1020
File No. 333-170100

Dear Mr. Phillips:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please update the discussion in your prospectus to the most recent date practicable.

Prospectus Cover Page

3. As currently presented, the offer could be open for less than 20 full business days because of the 5:00 p.m. expiration time instead of an expiration time of midnight of what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day to ensure compliance with Exchange Act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. See Rule 14d-1(g)(3).

4. Please expand the discussion to indicate the "exchange notes" will be issued under the indenture governing the "private notes."

Non-GAAP Financial Measures, page i

5. Please delete this section since it appears that much of the information in this section is repeated verbatim on pages 18-19.

Market and Industry Data, ii

6. Please delete the statement that you have not independently verified the information and cannot guarantee its accuracy and completeness. It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Cautionary Statement Regarding Forward-Looking Statements, page ii

7. Please revise the discussion to delete the references to the safe harbor provisions. A company that is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act at the time a forward-looking statement is made cannot avail itself of the protections of Section 27A of the Securities Act or Section 21E of the Exchange Act.

    In addition, the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

Summary, page 1

Company Overview, page 1

8. The summary should provide a brief, but balanced, description of the key aspects of the Company as of the latest practicable date. Currently, your summary presents only

a positive view of your business by discussing your strategies without discussing potential problems that could affect your future success. Please expand the summary to also discuss any negative aspects of the Company's experience, strategy and prospects as well as any risks or obstacles you face. Please also note that the balanced disclosure you provide should be no less prominent than your positive disclosure. This means that you cannot satisfy the comment by providing a cross reference to the risk factors section.

9. The first sentence of the overview section states you "are a leading manager of oncology treatment centers" and the first sentence of the second paragraph of this section states you "are one of the largest companies in the United States focused on partnering with radiation oncology groups through long term management services agreements…." Please expand the discussion in your Business section to explain how you have determined your status as a leader. For example, please disclosure your market share for the relevant market for your treatment centers and the areas in which you compete for management contracts, and compare the respective market shares with the market shares of your significant competitors. Additionally, disclose the sources of the information relied on to determined your leadership status.

10. Please clarify whether you construct the treatment centers, acquire existing facilities, or simply manage facilities owned by third parties. In this regard we note inconsistent references to acquiring and managing treatment centers throughout your document. If you acquire some centers and manage others, please provide information relating to the percentage of the centers that you own versus the percentage that you manage.

11. Please clarify whether your MSAs pertain to management of the oncology groups or the radiation oncology treatment centers utilized and/or owned by the oncology groups. Additionally, provide more information about the typical length of the long term MSAs.

12. Please define the term "affiliated physician groups."

13. We note the reference to your network of 37 treatment centers. We also note the 14 affiliated physician groups consist of approximately 70 physicians. Please expand the discussion to indicate the number of treatment centers that currently service the patients of only one physician. To the extent applicable, consideration should be given to the inclusion of a risk factor to address the potential risks, if any, you may face as a result of this physician/facility ratio.

14. Please provide the basis for your belief that you have one of the most experienced and successful oncology management teams.

Our Services, page 4

15. Please clarify whether the services described on pages 4-5 are available at each of your oncology treatment centers.

Competitive Strengths, page 5

16. Please revise your disclosure to provide a true summary, as opposed to repeating the discussion that appears in the Business section. Similarly, revise the discussion "Our Business Strategy."

17. Please provide the basis for your belief that you hold the top market share in California and the second leading market share in Florida.

Expanding by Acquisitions in Targeted Geographic Regions, page 7

18. We note the discussion at the top of page 8 that in 2008 you "acquired the largest radiation oncology group in northeast Indiana." Since you previously utilize the term "group" in your reference to physicians, please clarify whether you acquired a group of physicians or a number of treatment centers.

Corporate Structure, page 9

19. We note that information presented in the chart, e.g. the note offering, joint ventures, subsidiaries, and ownership, is not described in your summary. Accordingly, it appears you have not provided investors with proper context to enable them to understand the presentation of the organizational chart. Please consider expanding the discussion to include additional information or relocating the chart to another section of the prospectus where additional context is provided.

Risk Factors, page 22

20. Please delete the statement relating to other risks and uncertainties. It is not appropriate to caution investors about risks that are not described in your registration statement.

"We depend on payments to our affiliated physician groups from Medicare…," page 22

21. We note your discussion that 2010 interventions not only prevented the 2010 radiation oncology rate reductions which were projected to be in excess of 21%, but also increased radiation oncology rates by 2.2%. You also refer to further rate reductions of an additional 6.1%. Please update the discussion to indicate the 2011 payment amounts, if available, and clarify the extent to which payments could be reduced absent another extension. For example, absent an extension, is the

anticipated reimbursement rate approximately 29% lower than the payments you
currently receive.

22. Please define the term "doctor fix."

"Reforms to the United States healthcare system…," page 23

23. Please expand the discussion to quantify the amount of revenues derived from
government healthcare programs. In this regard, we note the information provided in
the section entitled "Strong and Diversified Business and Payor Mix" on page 6.

"If our affiliated groups terminate or decline to renew…," page 24

24. Please expand the discussion to briefly describe the circumstances under which the
contracts may be terminated. In addition, please indicate when the management
agreements are currently scheduled to expire. We note you partner with 14 affiliated
physician groups, however it is unclear whether your management agreements are
with the physician groups or the individual treatment centers. Please clarify.

"Current economic conditions could adversely affect our business," page 24

25. Please expand the discussion to indicate the amount of your debt that will mature
within the next five years and the respective maturity dates.

"State law limitations and prohibitions…," page 26

26. Please expand the discussion to include Florida and Indiana.

27. We note that one of the prohibited practices you list is the operation of a radiation
oncology treatment center which is a service you currently provide. Please expand
the discussion to clarify whether the operation of a radiation treatment center is
permitted in California, Florida, and Indiana.

"If we or our affiliated groups fail to comply with the federal Anti-Kickback Statute…,"
page 27

28. We note the statement all of your "financial relationships with healthcare providers
are potentially implicated by this statute to the extent Medicare or Medicaid referrals
are implicated." Please expand the discussion to indicate whether you have taken any
steps to assure compliance with provisions of the statute, e.g. have you requested an
interpretation from the controlling regulatory authority.

<u>"If we fail, or any of our affiliated physician groups fail to comply with physician self-referral laws…," page 28</u>

29. Please expand the discussion to indicate the extent to which the laws of California, Florida and Indiana may be "vague and, in many cases, have not been interpreted by courts or regulatory agencies." In addition, please state why you believe your operations do not violate the Stark law.

<u>"Efforts to regulate construction…," page 29</u>

30. We note the difficulties you may face with respect to construction related activity in CON states. We also note that at the time you acquire a treatment center, you "may agree to replace or expand the acquired treatment center." Please expand the discussion to clarify whether any of the states in which you operate are CON states, whether you have entered into such an arrangement in a CON state, i.e. committed yourself for replacement or expansion prior to obtaining a CON.

 <u>"Our failure to comply with laws related to hazardous materials…," page 30</u>

31. Please expand the discussion to indicate the extent to which you have insurance for such potential liability and how significant the costs of handling, storage, disposal and clean-up of hazardous materials may be. In addition, if you have failed to comply with environmental and health and safety laws in the past, please disclose the circumstances of each event, including the date, the cause, and the steps taken to remedy your practices.

32. Please consider the inclusion of an additional risk factor pertaining to exposure to liability generally, whether you have insurance coverage, the amount of coverage, and any difficulties you may have encountered in obtaining such coverage.

<u>"Certain private equity funds affiliated with Genstar…," page 31</u>

33. Please expand the discussion to quantify the amount of ownership directly or indirectly held by Genstar.

<u>"If you fail to follow the exchange offer procedures…," page 31</u>

34. Please disclose the date of expiration of the exchange offer.

"Our substantial indebtedness could adversely affect …," page 32

35. Please clarify that your $212 million of indebtedness consists almost entirely of the private notes subject to the exchange offer, and disclose the maturity date of the notes.

36. We note your statement that your indebtedness may "make it more difficult for us to satisfy our obligations with respect to the exchange notes." Please expand the discussion to briefly describe these obligations.

"Despite our substantial indebtedness level, we and our subsidiaries may still be able to incur significant additional amounts of debt…," page 32

37. We note the discussion in first bullet of the risk factor entitled "Our substantial indebtedness could adversely affect our financial health…" that the indenture covering the notes limits your ability to incur additional debt. Please expand the discussion in this risk factor to describe the exceptions and qualifications under the indenture that would enable you to incur additional debt.

"To service our indebtedness, we will require a significant amount of cash…," page 33

38. Please expand the discussion to quantify the anticipated debt service payments on an annual basis.

"We are a holding company and depend upon the earnings of our subsidiaries to make payments on the exchange notes," page 36

39. Please describe the specific limitations on your subsidiaries' abilities to pay you dividends.

"We may not be able to satisfy our obligations to holders of the exchange notes upon a change of control…,"page 38

40. Please disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Exchange Act Rule 14e-1.

Management's Discussion and Analysis
Business Overview, page 56

41. Please provide support for your statements concerning your position in the industry and relative size of operations.

42. Please clarify who determined the location of a center, who owns the treatment centers. In addition, please clarify whether these centers existed prior to your entry into MSAs with the oncology groups.

43. Please clarify the relationship, if any, between the management of a treatment center and the MSAs with the oncology practice groups.
Please describe your physician partnership business model and explain why it is unique.

44. Please describe your clinical and technological platforms, whether you developed the technology, and the basis for the statement that they are "leading" platforms.

45. Please define the term "physician succession planning."

46. Please define the term "long-term MSAs" in the context in which you use the term.

47. Please explain your "partnership model" and how it operates.

48. Please expand the discussion to explain how the MSAs "are designed to ensure the physicians' business interests are aligned with our own."

49. Please expand the discussion relative to the 11 centers you acquired between 2007 to 2009 to indicate how many centers were acquired each year during this period. In addition, your use of the term "to 2009" is potentially confusing. Were the acquisitions just in 2007 and 2008 or through 2009? In addition, please state the extent to which they may have been additional acquisitions subsequent to the time period related to the acquisition of the 11 centers.

50. Please define the term "linac."

51. Please expand the discussion to state the cost for replacing the two "linacs," the period of time one center was completely closed, and the period during which the second center experienced reduced utilization. In addition, please state the relative amount of treatment center revenues derived from these two centers prior to these problems. In this regard, we note you currently operate 37 centers.

52. Please expand the discussion concerning your growth during this period to indicate how much of the growth was attributable to acquisitions.

Net Revenues and Expenses, page 59

53. Please explain specifically how you generate revenue, e.g. a percentage of gross revenues, a fixed fee per month, payment according to a fee-for-service schedule.

Same Center Growth, page 59

54. Please define the terms "proactive referral marketing programs," and "targeted physician recruitment."

Acquisitions and Developments, page 59

55. Please provide additional information relative to the closing of two California treatment centers to indicate when the centers were acquired, the cost of acquisition, when the centers were closed, the reasons for the closing, and the loss, if any, experienced as a result of the closures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Revenue, page 62

56. Please explain what you mean by the phrase "expiration of a facility contract to operate the center" and whether the decline in net revenue was due to reduced patient utilization or represents losses incurred related to the actual closure.

Contractual Obligations, page 68

57. Please provide a revised contractual obligations table that includes interest expense on your long-term debt. Also tell us why the annual fee of $1.5 million payable annually to Genstar Capital, LLC should not be included in the Table. Refer to Item 303(a) (5) of Regulation S-K.

Critical Accounting Policies
Accounts Receivable and Allowances for Doubtful Accounts, page 69

58. Please disclose what consideration was given to your affiliated physician groups related to the assigning of their accounts receivable to you.

59. Please disclose in a comparative tabular format, the aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your

allowance for bad debts.

Goodwill, page 70

60. Please tell us why you do not believe each center is a reporting unit for purposes of performing your goodwill impairment test. Please quantify any applicable information that supports your conclusion.

Business, page 72

61. Please expand the discussion in this section to explain the relationship, if any, between payments to affiliated physician groups and your net revenue. For example, how are you compensated for the services you provide. If applicable, please quantify the percentage of your revenues that depend on the extent to which the recipients of your services are reimbursed by third party private and governmental payers.

62. Please expand the discussion to include the development of your business for at least the past five years. In this regard, we note the absence of any discussion concerning your co-registrants or the Genstar acquisition and related investors' rights agreement described in the section entitled "Certain Relationships and Related Party Transactions" on page 116.

Unique Physician Partnership Business Model that aligns incentives, page 74

63. Please expand the discussion to explain why you believe it is difficult to emulate your managed services model.

Market Leader in Targeted Geographic Regions, page 75

64. Please explain what you mean by a "focused" geographic presence.

Strong Track Record of Same-Center Operating Performance, page 75

65. Please expand the discussion to quantify your same-center substantial operating performance growth.

Our Business Strategy, page 76

66. Please expand the discussion to explain and provide additional information concerning your scalable infrastructure.

Focusing on Quality of Care, page 76

67. Please explain how your patient service differentiates you from other oncology treatment centers which offer the same advanced technology treatment alternatives.

Focusing on Same-Center Operating Performance, page 76

68. Please expand the discussion to explain your "benchmarking programs."

Expanding by Acquisitions in Targeted Geographic Regions, page 77

69. We note the reference to your acquisition of the Indiana radiation oncology group. Please confirm that Indiana has no prohibition against the corporate practice of medicine. We may have additional comments.

Our Operations, page 79

70. Please reconcile the statement referring to "a management fee based on a fixed percentage of the earnings of each treatment center and a fixed percentage of revenue for one treatment center."

Standardized Operating Procedures, page 80

71. We note you employ methods "…to drive superior clinical results. In addition, we have developed standardized operating procedures for our treatment centers in order to ensure that our professionals are able to operate uniformly and efficiently." Please clarify whether the "professionals" you are referring to are the physicians in the treatment centers.

Compensation Discussion and Analysis
Base Salaries, page 103

72. We note your compensation program is structured to pay your NEOs competitively, "with annual base salaries that are fair and competitive within our marketplace" and your reference to the Compensation Committee's "knowledge of competitive salaries in the industry." We also note the "Compensation Committee does not make regular use of benchmarking or of compensation consultants." Please expand the discussion to provide more specific information as to how you determined a competitive base salary, including the identity of the companies you used for comparison purposes.

Executive Incentive Awards, page 104

73. Please state how the incentive bonus was to be allocated among the respective NEOs. For example, if you had achieved the Adjusted EBITDA goal, would each NEO receive a bonus that consisted of a percentage of his base salary, a fixed dollar amount or an allocation of a bonus pool? Please describe how the size of the bonus would have been determined.

74. We note that no bonuses were paid under the 2009 executive incentive plan because the targeted minimum adjusted EBITA was not achieved. We note however, that

discretionary bonuses were paid to your NEOs for 2009 performance. Please expand the discussion to describe the specific "extraordinary efforts" of each NEO considered by the Compensation Committee and how the specific amount of bonus for each NEO was determined.

Security Ownership of Certain Beneficial Owners and Management, page 114

75. Please identify the natural person(s) with voting and dispositive power over the shares held by Caisse de depot et placement du Quebec.

Advisory Services Agreement, page 116

76. Please expand the discussion to describe the specific management, financial advisory and oversight services provided.

77. Please file the acquisition agreement as an exhibit.

Other Related Party Transactions, page 117

78. Please expand the discussion to explain what you mean by, and the effect of, the retentions by ICON and Coastal.

Revolving Credit Facility – General, page 118

79. Please expand the discussion to identify the conditions of the Credit Agreement referred to in the second paragraph of this section.

Consolidated Financial Statements

Unaudited Financial Statement For The Six Months Ended June 30, 2010

General

80. Please update your unaudited interim financial statements for the period ending September 30, 2010 and related financial information in accordance with Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements
3. Long-Term Debt

11.75% Senior Secured Notes, page F-7

81. Please add a discussion of the Registration Rights Agreement associated with this debt instrument and include disclosure of penalties in the form of increased interest rates for failure to meet stated timelines.

Audited Financial Statements

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

82. Please expand your disclosures to list the recently issued accounting standards that management evaluated per guidance provided by SAB Topic 11M. The object of the disclosure should be to (1) notify the reader of the disclosure documents that a standard has been issued which the registrant will be required to adopt in the future and (2) assist the reader in assessing the significance of the impact that the standard will have on the financial statements of the registrant when adopted. At a minimum your disclosures should provide:

- A brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier.
- A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.
- A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable. In that case, a statement to that effect may be made.

9. Acquisitions

83. Regarding your acquisitions, please address the following:
- Revise your disclosure to provide purchase price allocation tables for these acquisitions and methods used to measure the fair values used in the allocation. Refer to ASC 805-20-30-1, ASC 805-20-25-6 and ASC 805-20-55 paragraphs 2 through 45.
- Tell us how you determined the assets acquired constituted a business under ASC 805-10-25-1.
- Tell us what consideration was given to recording intangible assets, such as management service agreements, in your business acquisitions.

Correspondence filed October 22, 2010

84. We note you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., Inc. SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The supplemental letter you filed as correspondence appears to omit the representation that we require consistent with our position in the aforementioned no-action letters:

[Issuer] further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with [Issuer] or an affiliate of [Issuer] to distribute the Exchange Securities.

Please amend the supplemental letter to include this representation.

Exhibit 5.2

85. We note Exhibit 5.1 states that matters concerning the laws of Florida will be addressed in this opinion. We also note, however, that this exhibit does not appear to address whether the securities covered by the registration statement will be binding obligations of the Florida entities listed as registrants. Please advise or revise.

86. Counsel may not limit reliance. Accordingly, please delete the limitations expressed in the last two paragraphs of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (20) 551-3862 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey Riedler Assistant
Director